EXHIBIT 3.2

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That pursuant to a unanimous written consent of the Board of Directors of Vidshadow, Inc. dated April 22, 2008, resolutions were duly adopted setting forth proposed amendments to the certificate of Incorporation of said corporation, declaring said amendments to be advisable and requiring approval of the stockholders of said corporation. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of the corporation be, and hereby are, amended so that, as amended, Article “FOURTH” shall read as follows:

FOURTH: Total number of shares of stock which the corporation shall have the authority to issue is One Hundred Fifty-Five Million (155,000,000) shares, consisting of

(1)

One Hundred Fifty Million (150,000,000) shares of common stock, par value $.001 per share (“Common Stock”); and

(2)

Five Million (5,000,000) shares of preferred stock, par value $.001 per share (“Preferred Stock”).

SECOND:  That, pursuant to a unanimous written consent of the Board of Directors of Vidshadow, Inc., the amendment to the Certificate of Incorporation of said corporation was approved by majority written consent of the stockholders of said corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS THEREOF, said corporation has caused this certificate to be signed as of this 22nd day of April, 2008.

By: /s/ Jordan Hudgens

Jordan Hudgens

Chief Executive Officer &

Chairman of the Board